EXHIBIT 99.1

mCloud Announces Third Quarter 2021 Financial Results with Update on Operations

  AssetCare™ Over Time recurring revenues were C$6.6 million in Q3 2021 compared to C$3.6 million in Q3 2020, up 85%
  First Nine Months 2021 AssetCare™ revenues totaled C$21.5 million compared to C$12.3 million, up 75% year-over-year
  Added 945 connected assets in Q3 2021 reaching 63,453 total
  Completed milestone Nasdaq listing simultaneous with US$9.5 million underwritten public offering
  First installations in Saudi Arabia lay groundwork for major accelerated growth in 2022

CALGARY, AB, Nov. 29, 2021 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD) ("mCloud" or the "Company"), a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today announced its financial results for the third quarter and first nine months ended September 30, 2021 ("Q3 2021" and "First Nine Months 2021" respectively). The Company also provided a general business update.

Russ McMeekin, mCloud President and CEO said: "Despite ongoing logistical headwinds, we have seen the continued and sustained growth of our AssetCare Over Time revenues, directly attributable to our Results-as-a-Service business model with ongoing adoption by new and existing customers around the world. Our sales pipeline continues to grow, especially with the pick-up of our activities in the Middle East and international expansion outside of North America."

"Our current backlog of hydrocarbon processing assets in Alberta, our recently announced license to operate in Saudi Arabia, and our HVAC and Indoor Air Quality solution helping customers meet new health and safety regulations are our most significant near-term growth opportunities."

"We added 945 new connected assets in Q3 2021 to reach a total of 63,453 – a reflection of the ongoing pandemic restrictions in Alberta and certain parts of the United States. We continue to expect, once these restrictions are lifted, there will be an acceleration in getting new customers onboarded at which point new connected assets will resume the brisk pace we have seen in the past."

mCloud announced earlier this month it had been recognized by Deloitte as the 57th fastest growing technology company in North America and the second-fastest growing clean-tech company in Canada with placements on their Technology Fast 500 and Clean Technology Fast 50.

In October, the Company also announced it had received a license from the Ministry of Investment in Saudi Arabia ("MISA"), followed by the rollout of AssetCare HVAC and Indoor Air Quality ("IAQ") solutions at two restaurants in Saudi Arabia. An additional 175 restaurants from the same owner-operator are expected in 2022, demonstrating how mCloud's partnership supports the ESG and digitalization objectives of Saudi Vision 2030.

McMeekin added: "As the first industrial AI and cloud company authorized by MISA to do business in Saudi Arabia, we are well-positioned to bring our full portfolio of AssetCare solutions to commercial businesses, government buildings, and the massive number of oil and gas and petrochemical facilities throughout the Kingdom. We expect our MISA license to enable marked growth in connected assets and connected workers, with our first industrial oil and gas connections to be made either by the end of this year or in early 2022. We anticipate these connections will scale quickly to become a meaningful component of our connected asset portfolio."

"In North America, we continue to bring new customers online with a number of new HVAC and IAQ solutions recently going live at buildings we signed up earlier this year. These customers are also anticipated to drive further growth in connected assets as we add to our backlog of connected buildings heading into 2022."

The Company noted that in addition to the continued focus on activities in Alberta, Saudi Arabia, and buildings in New York, connected worker solutions including 3D digital twins, AssetCare Enterprise, and AssetCare Mobile were seeing continued growth in the First Nine Months 2021, with even more growth anticipated in 2022, pointing to the positive reception it received when its connected worker solutions were showcased at INCHEM 2021 this month in Tokyo, Japan.

Asia Pacific was further called out as a source of added incremental revenue for 2021 to-date, highlighting the Company's ability to rapidly localize and deliver AssetCare for any language in the region as a key strategic advantage.

As previously announced on November 24, the Company expects to close today a US$9.5 million underwritten public offering, which was made simultaneously with mCloud's listing and commencement of trading on the Nasdaq. The Company also announced on November 25 it had amended its credit facility with ATB Financial to include an additional C$5 million accordion, subject to lender consent, remarking that both the public offering and accordion would provide mCloud with access to substantial growth capital and provide a foundation for retiring its 2019 unsecured convertible debenture, set to retire on May 31, 2022.

Q3 2021 Revenue Highlights

All figures in millions of Canadian dollars

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
AssetCare Over Time	$ 6.625	$ 3.587	$ 19.265	$ 7.263
AssetCare Initialization	0.506	1.592	2.246	5.017
Engineering Services	0.205	0.958	1.415	5.426
Total	$ 7.336	$ 6.137	$ 22.925	$ 17.705
Gross Profit	$ 4.479	$ 3.866	$ 14.748	$ 11.002
Gross Margin	61%	63%	64%	62%
Direct Expenses
Sales and Marketing and Salaries, Wages, and Benefits	$ 5.344	$ 5.430	$ 17.061	$ 17.631
Research and Development	0.613	0.394	2.074	0.755
General and Administrative	1.458	1.411	4.351	3.817
Total Direct Expenses	$ 7.415	$ 7.236	$ 23.486	$ 22.203
Operating EBITDA	$ (2.936)	$ (3.370)	$ (8.738)	$ (11.201)

mCloud generated First Nine Months 2021 revenues of C$22.9 million compared to revenues of C$17.7 million. This represents a 29% year-over-year increase in total revenue despite a substantial reduction in Engineering Services revenue and new AssetCare connections hampered by ongoing pandemic restrictions.

AssetCare Over Time revenues, which are the recurring revenues attributed to AssetCare, were C$19.3 million in the First Nine Months 2021 compared to C$7.3 million in the first half of 2020, a 165% increase year-over-year. The Company saw C$6.6 million in AssetCare Over Time revenues in Q3 2021, an uplift of 85% compared to the same period in 2020. The Company added 945 new connected assets in Q3 2021 reaching 63,453 total.

Gross margins for the First Nine Months 2021 were 64%, an improvement over the same period one year ago. This was largely attributed to the reduced contributions of Engineering Services and AssetCare Initialization revenues, which carry a lower margin profile.

Operating EBITDA, defined as gross profit less all direct expenses, improved in the First Nine Months 2021 compared to 2020 even with the addition of C$1.3 million in research and development expenses. As AssetCare revenues grow, the Company expects gross profit contributions to exceed the costs incurred from direct expenses, leading to a positive Operating EBITDA.

Fourth Quarter 2021 and 2022 Look Ahead

As COVID restrictions lift and ESG mandates are adopted, mCloud is poised to accelerate the pace of connecting higher value assets at hydrocarbon processing facilities in Western Canada, the Middle East, and Asia Pacific. mCloud's fugitive gas detection solution, which is well-placed to capture the global demand for decarbonization solutions, is undergoing certification to be a reliable solution supporting auditable ESG reporting. AssetCare's Mobile and 3D digital twin solutions are expected to scale well into 2022.

The Company noted it is in the process of negotiating several enterprise master service agreements based on AssetCare's Results-as-a-Service model and recurring value per connected asset, which will serve as the basis for long-term contract arrangements with certain customers beyond the typical 36-month arrangements seen in standard AssetCare agreements.

These strategic arrangements leverage the Company's extensive AI, 3D, and connected worker solutions at scale for some of the world's most prominent companies and government agencies. Decarbonization of industrial facilities is another key theme, with several of these arrangements focused on leveraging the AssetCare fugitive gas and leak detection solution announced earlier this year.

Third Quarter and First Nine Months 2021 Conference Call

The Company will host a conference call to discuss the financial results for the First Nine Months 2021 at 10:00 a.m. ET today, November 29, 2021.

The conference call will include prepared remarks from Russ McMeekin, Chief Executive Officer, and Chantal Schutz, Chief Financial Officer. After the prepared remarks, the Company will accept questions.

To access the conference call by telephone, dial 416-764-8659 or 1-888-664-6392 with the confirmation number 19917024. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay by telephone until Monday, December 6, 2021 at midnight (ET). To access the archived conference call, dial 1-888-390-0541 and enter the entry code 917024#.

A live audio webcast of the conference call will be available at https://bit.ly/32rX9K5. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast.  The webcast will be archived at the above website for one year.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Calgary, Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 63,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in the United States on the Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Non-GAAP Measure

Selected financial information for the nine-month periods ended September 30, 2021 and September 30, 2020 set out above include reference to "Operating EBITDA," which is not recognized under International Financial Reporting Standards and is a non-generally accepted accounting principle ("Non-GAAP") measure.

The Company defines Operating EBITDA attributed to shareholders as gross profit less all expenses related to sales and marketing, wages, salaries, and benefits, research and development, and general and administrative activities.

The Company believes Operating EBITDA is a useful measure as it provides important and relevant information to management about the operating and financial performance of the Company. Operating EBITDA enables management to assess its ability to generate operating cash flow to fund future working capital needs, and to support future growth.

This information should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended September 30, 2021 and audited consolidated financial statements and notes thereto for the year ended December 31, 2020 along with mCloud's MD&As for the corresponding periods, which are available under mCloud's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward-looking statements contained herein may include statements regarding the growth in connected assets enabled by the Company's MISA license, plans to onboard an additional 175 restaurants in Saudi Arabia, the onboarding of new AssetCare HVAC and IAQ solutions in North America, the gross profit of AssetCare revenues overtaking direct expenses, the expected growth from targeted oil and gas facilities around the world, the certification of mCloud's fugitive gas solution, and demand for solutions such as 3D digital twins, AssetCare Enterprise, and AssetCare Mobile.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

A more complete discussion of the risks and uncertainties facing the Company appears in the prospectus supplement, the base shelf prospectus and the registration statement and in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/November2021/29/c5145.html

%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 29-NOV-21